Exhibit 99.1
FOR IMMEDIATE RELEASE
February 28, 2011
LJ INTERNATIONAL’S ENZO TO BE “HALL OF FAME” EXHIBITOR AT HONG KONG JEWELLRY SHOW
HONG KONG, February 28, 2011 — LJ International Inc. (LJI) (NASDAQ: JADE) today announced that its ENZO retail division will be featured as one of the “Hall of Fame” exhibitors at the upcoming Hong Kong International Jewellery Show, to be held March 4-8, 2011 in Hall 3E — Hall of Fame 3E-DO2.
ENZO will showcase its signature colored-gemstone pieces from its Paraiba, Santa Maria Aquamarine, Tourmaline, Blue Tourmaline and Blue-Green Tourmaline collections. The jewelry, targeted to the upwardly mobile consumer looking for “affordable luxury” in a price from US$50,000 to over $1 million will be displayed in a dedicated ENZO-branded booth.
“ENZO’s role as a ‘Hall of Fame’ exhibitor reflects the growing value of its brand in China’s retail jewelry market,” said LJI Chairman and CEO, Yu Chuan Yih. “In little more than six years since the chain’s founding, it is now a major presence in most large Chinese cities, with 138 stores to date. The unique appeal of our colored gemstone lines have generated tremendous attention from our fashion conscious consumers in addition to gold and diamond jewelry we offer. We believe ENZO has truly earned the premium status among exhibitors that the ‘Hall of Fame’ signifies.”
The Hong Kong International Jewellery Show is Asia’s largest spring jewelry fair. Last year, the show hosted 2,673 exhibitors from 44 countries and regions, making it one of the top three jewelry fairs in the world. Attendees included over 32,000 buyers from 123 countries and regions. The Show’s “Hall of Fame,” first launched in 2009, is a premium exhibit area that presents an elite selection of international brands in an exclusive an elegant environment. “Hall of Fame” jewelers must meet several requirements, such as original registered brands of wearable jewelry and a track record of marketing activities that meet the standards of the fair organizers. For more information on the Hong Kong Jewellery Show, please visit http://www.hktdc.com/fair/hkjewellery-en/.
About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-317-1400
ringong@ljintl.com	jzimmons@cgc-us.com
rcooper@ cgc-us.com